EXHIBIT 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company’s auditors have not performed a review of these condensed consolidated interim financial statements.

2

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in Canadian Dollars)

		January 31,	(Audited) July 31,
	Note	2022	2021
Assets
Current assets
Cash		$484,530	$206,443
Amounts receivable and other assets	3	13,537	5,112
		498,067	211,555
Non-current assets
Mineral property interests	4	340,000	340,000
Right-of-use asset	11	42,054	47,001
Total assets		$880,121	$598,556

Liabilities and Shareholders’ Equity

Current liabilities
Amounts payable and other liabilities	6	$19,828	$24,423
Income taxes payable		10,106	36,452
Due to related parties	7(a)&(b)	23,062	25,367
Lease liability	11	7,925	7,466
		60,921	93,708
Non-current liabilities
Lease liability	11	37,252	41,333
Total liabilities		98,173	135,041

Shareholders’ equity
Share capital	5(a)	28,045,261	27,599,806
Reserves		991,151	592,011
Accumulated deficit		(28,254,464)	(27,728,302)
Total shareholders’ equity		781,948	463,515

Total liabilities and shareholders’ equity		$880,121	$598,556

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Trevor Thomas	/s/ Leonie Tomlinson
Trevor Thomas	Leonie Tomlinson
Director	Director

3

QUARTZ MOUNTAIN RESOURCES LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended January 31,		Six months ended January 31,
	Note	2022	2021	2022	2021
Expenses
Exploration and evaluation		$70,357	$3,628	$168,005	$59,920
Assays and analysis		21,478	2,779	27,378	4,769
Drilling		22,455	–	22,455	–
Geological		25,924	–	60,792	11,200
Helicopter and fuel		–	–	–	29,520
Property costs and assessments		–	–	584	–
Site activities		–	849	48,500	13,252
Technical data		500	–	500	–
Travel and accommodation		–	–	7,796	1,179
		64,097	39,251	102,022	78,946
Administrative fees	7(a)	14,045	11,438	23,138	21,043
Insurance		12,243	7,995	17,435	15,990
IT Services		2,500	3,000	5,500	6,000
Legal, accounting and audit		15,900	8,964	17,355	18,276
Office and miscellaneous		9,454	805	15,222	1,127
Regulatory, trust and filing		9,955	7,049	23,372	16,510
Equity-settled share-based compensation		399,140	–	399,140	–
Operating expenses		(533,594)	(42,879)	(669,167)	(138,866)

Other items
Accretion expense - office lease		(1,360)	–	(2,774)	–
Amortization of Right-of-use asset		(2,473)	–	(4,947)	–
Interest income		482	250	808	720
Foreign exchange gain (loss)		76	–	(82)	357
Other income		150,000	–	150,000	–
(Loss) and comprehensive (loss) for the period		$(386,869)	$(42,629)	$(526,162)	$(137,789)

Basic earning (loss) per common share		$(0.01)	$(0.00)	$(0.02)	$(0.01)

Diluted earning (loss) per common share		$(0.01)	$(0.00)	$(0.02)	$(0.01)

Weighted average number of common shares outstanding (note 5(c))
Basic		36,842,402	26,677,776	32,294,477	26,514,733
Diluted		36,842,402	26,677,776	32,294,477	26,514,733

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

QUARTZ MOUNTAIN RESOURCES LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited - Expressed in Canadian Dollars)

		Six months ended January 31,
	Note	2022	2021
Operating activities
Income (loss) for the period		$(526,162)	$(137,789)
Adjusted for:
Accretion expense - office lease	11	2,774	–
Amortization of Right-of-use asset	11	4,947	–
Interest income		(808)	(720)
Equity-settled share-based compensation		399,140	–
Changes in working capital items: Amounts receivable and other assets		(8,425)	(2,579)
Amounts payable and other liabilities		(30,941)	7,208
Due to related parties	7(a)&7(b)	(2,305)	(68,057)
Net cash used in operating activities		(161,780)	(201,937)

Investing activities
Interest received		808	720
Net cash provided by investing activities		808	720

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(6,396)	–
Proceeds from exercise of warrants	5(a)	445,455	60,000
Share issuance costs		–	(4,981)
Net cash provided by financing activities		439,059	55,019

Increase (decrease) in cash		278,087	(146,198)
Cash, beginning of the year		206,443	206,529
Cash, end of the period		$484,530	$60,331

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOLDERS’ EQUITY (DEFICIENCY) (Expressed in Canadian Dollars, except for share information)

		Share Capital		Reserves		Total
				Equity-settled		shareholders’
				share-based	Accumulated	equity
	Note	Number of shares	Amount	payments	deficit	(deficiency)

Balance at July 31, 2020		25,477,776	$27,158,423	$592,011	$(27,611,883)	$138,551
Flow-through shares issued through exercise of warrants	7(b)	1,200,000	60,000	–	–	60,000
Shares issuance costs		–	(4,981)	–	–	(4,981)
Loss for the period		–	–	–	(137,789)	(137,789)
Balance at January 31, 2021		26,677,776	$27,213,442	$592,011	$(27,749,672)	$55,781

Balance at July 31, 2021		31,205,049	$27,599,806	$592,011	$(27,728,302)	$463,515
Flow-through shares issued through exercise of warrants	5(a)	8,909,092	445,455	–	–	445,455
Share purchase options		–	–	399,140	–	399,140
Loss for the period		–	–	–	(526,162)	(526,162)
Balance at January 31, 2022		40,114,141	$28,045,261	$991,151	$(28,254,464)	$781,948

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company has acquired two mineral projects and continues to investigate potential opportunities.

These condensed consolidated interim financial statements (the “Financial Statements”) of the Company as at and for the three and six months ended January 31, 2022, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. isthe ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at January 31, 2022, the Company had an accumulated deficit of $28,254,464, and has a working capital of $437,146. The Company’s continuing operations are dependent upon new projects,the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge about COVID- 19 and additional actions which may be taken to contain it.

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

7

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards (“IFRS”) for annual financial statements.

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements filed on the Company’s profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2021. Results for the period ended January 31, 2022, are not necessarily indicative of future results.

The Company’s Board of Directors authorized issuance of these Financial Statements on March 28, 2022.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At January 31, 2022 and July 31, 2021, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2021.

8

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	January 31, 2022	July 31, 2021
Sales tax receivable	$8,484	$3,347
Prepaid insurance	5,053	1,765
Total	$13,537	$5,112

4.	MINERAL PROPERTY INTEREST

	Maestro (formerly Lone Pine) Property	Angel’s Camp Royalty
Balance, July 31, 2020	$–	$1
Balance, January 31, 2021	$–	$1
Balance, July 31, 2021	$340,000	$–
Balance, January 31, 2022	$340,000	$–

(a)	Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “Property”). Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 shares to the Vendor, having a fair value of $210,000, which are subject to a 4 month resale restricted period.

The Property is subject to a pre-existing 2.5% net smelter returns (NSR) held by an unrelated arm’s length third party, of which 1.5% can be purchased for $1.5 million. This NSR is subject to an annual advance payment of $25,000 (paid).

(b)	Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. to acquire 100% interest in the Jake mineral property consisting of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by an arm’s length third party. The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Jake Property acquisition is subject to TSX Venture Exchange approval.

9

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At January 31, 2022 and January 31, 2021, the authorized share capital of the Company comprisedan unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Shares issued during the period ended January 31, 2021

On August 25, 2020, the Company issued 1,200,000 flow-through common shares on the exercise of the warrants at a price of $0.05 for gross proceeds of $60,000.

Shares issued during the period ended January 31, 2022

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $95,455.

On December 13, 2021, the Company issued 7,000,000 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $350,000.

Flow-through shares commitment

As at January 31, 2022, the amount of flow-through proceeds remaining to be expended is approximately $320,892, which must be incurred on or before December 31, 2023.

(b)	Warrants

The continuity of the warrants during the period ended January 31, 2022 is as follows:

	Number of warrants	Weighted average exercise price ($)
Balance July 31, 2020	13,636,365	$0.05
Exercised	(1,200,000)	0.05
Balance January 31, 2021	12,436,365	$0.05

Balance July 31, 2021	8,909,092	$0.05
Exercised	(8,909,092)	0.05
Balance January 31, 2022	–	$–

10

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Options

The continuity of the options during the period ended January 31, 2022 is as follow:

	Number of options	Weighted average exercise price ($)
Balance July 31, 2020
Exercised	$–	$–
Balance January 31, 2021	–	$–

Balance July 31, 2021	–
Granted	$1,955,700	0.20
Balance January 31, 2022	1,955,700	$0.20

Expiry Date	Price per share	Options Outstanding

January 11, 2032	$0.20	1,955,700

On January 11, 2022, the Company granted 1,995,700 share purchase options to a director of the Company. Each option entitles the holder to purchase one common share of the Company at $0.20 per share. 1,995,700 of these options fully vested on the grant date. The expiry date of these options is January 22, 2032. The fair value of these options was determined to be $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk-free rate of 1.71%. The Company recognized equity-settled share-based compensation of $399,140 in connection with this grant.

6.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	January 31, 2022	July 31, 2021
Amounts payable	$12,828	$24,423
Accrued liabilities	7,000	-
Total	$19,828	$24,423

7.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

11

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company compensated key management personnel as follows:

		Three months ended January 31,		Six months ended January 31,
	2022	2021	2022	2021
Short-term employee benefits, including salaries	4,000	5,075	9,500	8,100
Equity-settled share-based compensation	399,140	–	399,140	–

Short-term employee benefits include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company and the fees paid to the Chief Financial Officer who is independent of HDSI appointed on August 15, 2020.

During the six months ended January 31, 2022, The Company recognized equity-settled share- based compensation of $399,140 in connection with a grant of share purchase options on January 11, 2022 to a director of the Company (Note 5(c)).

During the six months ended January 31, 2022, the Company incurred $6,000 for the fees to an entity controlled by the Chief Financial Officer (January 31, 2021 - $5,500).

As at January 31, 2022, the balance payable to the Chief Financial Officer was $1,050 (July 31, 2021- $NIL). The balance was settled in February 2022.

(b)	Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Third- party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

12

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with HDSI that occurred during the reporting periods:

	Three months ended January 31,		Six months ended January 31,
	2022	2021	2022	2021
HDSI: Services received based on management services agreement	$19,346	$11,437	$30,339	$21,738
HDSI: Office lease related expenses (accretion expenses, amortization of right-of-use assets under IFRS 16 and operating costs not capitalized as right-of-use assets under IFRS 16)(note 12)	4,650	–	10,992	–
HDSI: Reimbursement of third party expenses paid	283	2,964	3,107	4,605
Total	$24,279	$14,401	$44,438	$26,343

United Mineral Services

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by a key shareholder of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

	January 31, 2022	July 31, 2021
Balance payable to HDSI	$5,669	$9,024
Balance payable to United Mineral Services	15,786	15,786
Balance payable to an officer	1,050	–
Balance payable to a shareholder	557	557
Due to related parties	$23,062	$25,367

8.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in the USA.

9.	FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable marketdata (unobservable inputs).

13

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency.

The carrying value of the Company’s cash and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed at January 31, 2022:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$19,828	$19,828	$–
Due to a related party	23,062	23,062	–
Income taxes payable	10,106	10,106	–
Lease liability	45,177	7,925	37,252
Total	$98,173	$60,921	$37,252

The following obligations existed at January 31, 2021:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$11,384	$11,384	$-
Due to a related party	7,775	7,775	-
Total	$19,159	$19,159	$-

14

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered into any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company’s approach to capital management during the period ended January 31, 2022.

The Company is not subject to any externally imposed equity requirements.

15

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2022 AND 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

11.	OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. Refer to Note 2 (c)for details regarding the 2019 adoption of IFRS 16. Right-of-use asset A summary of the changes in the right-of-use asset for the period ended January 31, 2022 and July 31, 2021 is as follows:

Right-of-use-asset
Balance at July 31, 2021	$47,001
Amortization	(4,947)
Balance at January 31, 2022	$42,054

Lease liability: On May 1, 2021, the Company entered into lease agreement which resulted in the lease liability of $49,475 (undiscounted value of $67,486, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI. A summary of changes in the lease liability during the period ended January 31, 2022 and July 31, 2021 are as follows:

Lease liability
Balance at July 31, 2021	$48,799
Lease payment - base rent portion	(6,396)
Lease liability - accretion expense	2,774
Balance at January 31, 2022	45,177
Current portion	7,925
Long-term portion	$37,252

The following is a schedule of the Company’s future lease payments (base rent portion) under lease obligations:

Future lease payments (base rent portion only)
Fiscal 2022 (February 1, 2022 to July 31, 2022)	$6,396
Fiscal 2023 (August 1, 2022 to July 31, 2023)	12,956
Fiscal 2024 (August 1, 2023 to July 31, 2024)	13,612
Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to April 29, 2026)	10,578
Total undiscounted lease payments	$57,646
Less: imputed interest	(12,469)
Lease liability as at January 31, 2022	$45,177

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